Offering Statement for Orbital Assembly Corporation

The Company

1. **What is the name of the issuer?**

   Orbital Assembly Corporation

   8780 19th Street

Suite 324
Alta Loma, CA 91701

Eligibility

2. **The following are true for Orbital Assembly Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   John Blincow

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience: 2019 - Present - CEO of Orbital Assembly Corp; 2012 - Present - President of the Gateway Foundation; John Blincow has worked as a pilot for 24 years, flying all over the world in such aircraft as the Boeing 757, DC-10, and Boeing 747-400. John's experience as a pilot instructor includes United Airlines, Boeing Flight Safety, and as a security instructor for the Transportation Safety Administration (TSA). John graduated with a B.A. from Cal State San Bernardino in 1996.

   Name
   Tom Spilker

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work experience: 2017 - Present - Consultant to NASA / Jet Propulsion Laboratory Multiple tasks for

the Office of the Chief Technologist in the Solar System Exploration Division; Multiple tasks for the Radioisotope Power Systems Development Program; Science Mission Design Studies Saturn Atmospheric Entry Probe; Neptune and/or Uranus Flagship Missions; Venus Aerial Platforms architectural study; Venus Landed Platforms architectural study; Europa Clipper Project, board member for the Preliminary Design Review and the Critical Design Review for the SUDA instrument; 2019 - Present - Steering Committee Technology Expert for NASA's Outer Planets Assessment Group (three-year term); 2019 - 2020 May 31 - Core study team member, NASA / Applied Physics Laboratory design study: Odyssey, a Flagship Mission to Orbit Neptune; 2019 - Present - CTO, VP for Engineering, VP for Space Systems Architecture Design, Orbital Assembly Corp; Dr. Tom Spilker earned his Ph.D. from Stanford University and then worked for more than 20 years as both a scientist and engineer at the Jet Propulsion Laboratory, the second decade of that as a Space Flight Mission Architect. Tom worked on NASA's Voyager, Cassini, and Genesis missions, and was a Co-Investigator for the MIRO instrument on ESA's Rosetta mission.

Name
Timothy Alatorre

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: 2019 to Present - COO, CFO, Orbital Assembly Corp; 2011 to Present - CEO of Domum; 2011 to Present - Subject Matter Expert, State of California; 2018 to Present - Planning Commissioner, City of Rocklin; Tim Alatorre has over 20 years of experience in architecture, habitat design, graphics, programming, engineering, and business management. He obtained a degree in Architecture from Cal Poly, San Luis Obispo. He is a Licensed Architect in California (C-32555) and several other states. Tim also serves as CEO of Domum, an internationally recognized, leading architecture firm recently voted the number two architecture firm in California. Within five years of assuming the position of CEO, Tim increased revenue of Domum by 240% and grew the company from a small startup to a multi-national firm overseeing more than $320 million of construction projects annually and a corporate valuation of over $1 million. In 2019 Tim assisted in co-founding Orbital Assembly Corporation. Tim serves as Chairman of the Rocklin Planning Commission and member of the Rocklin Architectural Review Committee. For the last ten years, he has also worked as a consulting Subject Matter Expert for the State of California.

Name
James Wolff

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work experience: 2020 to Present - CFO, Precursor Gaming; 2020 to Present - Director of Development, Space Court Foundation Inc.; 2020 to Present - Triumvir Technologies, Advisor; 2019 to Present - CBO, Orbital Assembly Corporation; 2019 to Present - Corporate Attorney and Interim CFO, United Space Structures Inc.; 2018 to Present - Director of Business Development and Legal Affairs, Space Initiatives Inc.; 2018 to Present - CFO, Immortal Data Inc.; 2016 to Present - Advisor, General Counsel, Emerald Inc.; 2015 to Present - CBO, Food by Print; 2013 to 2018 - Cofounder, Deep Space Industries; 2013 to Present - U.S. Business Development Representative, D-SHAPE Ltd.; James Wolff received his undergraduate degree from Johns Hopkins University and his Juris Doctorate from New York Law School. James' corporate portfolio includes co-founder of Deep Space Industries, an asteroid mining and space utilities company based at NASA Ames Space Center, CFO of Immortal Data Inc., a space-hardware company spun-off of X-Cor Aerospace developing advanced aerospace hardware and recent recipient of FAA funding, co-founder of Space Initiatives Inc., a company developing advanced femto-sat transponder aerospace hardware and recent recipient of Air Force funding, and more in his corporate portfolio. He is an Executive board member at-large for the United Nations Association, serving on the Southern District Division of New York committee.

Name
Robert Miyake

Principal occupation and employment responsibilities during at least the last three (3) years with

start and ending dates

Work experience: 2019 to Present - Thermal System, Flight Systems Engineer - Orbital Assembly Corp.; 2017 To Present - Thermal System, Flight Systems Engineer - Gateway Foundation; Eric Ward is an experienced Systems Engineer who sees growing the private space industry as the next step to progressing humanity's future and venturing beyond the planet. He has a Master's degree in Systems Design and Management from MIT, has published multiple technical documents on system architecture and the Space Industry, has been featured in Fast Company, and has co-founded multiple space startups as well as the MIT New Space Age Conference. He also holds a Bachelor's Degree in Mechanical Engineering.

Name

Jeff Greenblatt

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work experience: 2019 - Present - Chief Scientist and Chief Visionary Officer, Orbital Assembly Corp.; 2016 - Present - CEO and Chief Scientist, Emerging Futures, Inc.; 2009 - 2018 - Staff Scientist, Lawrence Berkeley National Laboratory; Jeffery Greenblatt has a Ph.D. in chemistry from the University of California, Berkeley, and is a well-known expert in the fields of energy analysis, climate policy, and sustainable transportation, with almost 20 years' experience. He began expanding his focus to emerging space technologies in 2014, founding Emerging Futures, LLC, an environmental and space consultancy, in 2016. Previous to co-founding Orbital Assembly Corporation in 2019, Jeff served as a Staff Scientist at Lawrence Berkeley National Laboratory for over 8 years, and has worked in research and leadership capacities at Google, Environmental Defense Fund, Princeton University, and NASA Ames Research Center.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

John Blincow

Securities:	75,584,154
Class:	Common Stock
Voting Power:	75.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Orbital Assembly Corporation was formed for the development, construction, of commercial space structures, including stations, telescopes, and other habitable structures. The corporation aims to also build and operate associated ground facilities. Vision: Our vision is to create the first space construction company for the design, manufacture, and assembly of large structures in space, including space telescopes, fuel depots, deep space communication networks, and commercial space stations, among others. To achieve this objective, we have developed several design patents for in-space assembly robots and plan to purchase capabilities from other companies as required. To enable a robust, human-centered space economy, our capabilities are geared toward the eventual construction of Voyager Space Station (VSS), a large rotating space station we have designed. We plan to build VSS in stages, starting with a small-scale demonstration station, and possibly one or more free-flying microgravity facilities, utilizing VSS components. Problem: Large-scale space construction has been limited by the lack of companies with the tools, resources, and personnel for the assembly of large structures in space. The lack of a permanent workforce in space limits the scope and scale of structures able to be constructed. Moreover, long-term exposure to the microgravity environment of space is proving increasingly detrimental to human health. While robotic technology is rapidly advancing, there is still a significant capability gap between what can be accomplished with robots, whether autonomous or teleoperated, and actual human presence. Solution: We have developed three design patents for in-space construction robots, with more on the way. In addition to building other structures in space, we plan to build the VSS, the first station with artificial gravity allowing for a permanent work force in space to build and maintain large space structures, while providing a healthier environment for humans. It could employ both semi-autonomous and teleoperated robots complemented by spacewalking humans as well as human-staffed pressurized facilities. Products: The Errant Object RetrievalTM (EOR) drone is anticipated to provide close-proximity operational capability for the assembly of space components by using an image-recognition based artificial intelligence (AI) system to provide autonomous identification and capture recovery of assembly sub- components. To build large structures in space, OAC will design, build, and test the Structural Truss Assembly Robot (STAR), a large-scale truss building machine to erect frames for these structures in coordination with EOR. The STAR is aimed to produce superstructure elements for a variety of private industry applications, amortizing its development and operation costs over time through its production queue. The STAR is designed to construct space objects ranging from a few meters on a side to several hundred meters in the long dimension. For instance, the full-scale VSS is planned to have a torus-shaped Outer Ring Truss with a diameter of almost 200 meters and approximately 5 meters in each of the other two dimensions. The STAR is planned to first be used to construct a smaller, 32-meter diameter rigid ring structure to demonstrate key station capabilities, and eventually serve as the docking hub for the full-scale VSS. VSS is designed to accommodate a long-term population of about 300 visitors (astronauts, scientists, business travelers, long-term residents, and tourists) and 100 crew. It would offer both artificial gravity and microgravity, continuous sunlight providing ample electrical power, comfortable accommodations, high-quality food and drink, entertainment events, exercise facilities, medical triage services, emergency evacuation capabilities, and stunning views of the Earth and stars. The station represents an end goal flagship product envisioned by OAC.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

7. **Material factors that make an investment in Orbital Assembly Corporation speculative or risky:**

   1. Dependency Risk - If there is a significant setback in SpaceX Starship testing procedures it would adversely impact our plans to launch and deliver our products to space.
   2. Existential Regulatory Risks – Failure to obtain the Government's extensive certification for Space Construction companies would have a negative impact on our plans to operate in space.
   3. Company Performance Risks – If we are too slow in the development of tools & machines it will adversely impact our plans and performance. If design or engineering costs end up being higher than we estimated, it will negatively impact our ability to fund the project. If we underestimate the needs for the STAR development project it will negatively impact our ability to realize the project.
   4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   5. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.
   6. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
   7. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.
   8. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.
   9. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus, and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.
   10. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder.

If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

11. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

13. Regulatory Risk The maximum possible amount to be raised as disclosed in this Offering will not be enough to meet our fundraising goals. On November 2, 2020, the Securities and Exchange Commission voted to amend the maximum allowed amount to be raised via Regulation CF from $1,070,000 to $5,000,000. Once this rule takes effect we might increase the size of our Offering to meet our funding demands. If we decide to increase the size of the Offering, your ownership percentage in the Company will be diluted.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you

have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time,

and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Orbital Assembly Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Ideal raise of $1 million would allow the operation of full business operations for a period of one year and allow the development of all year one product lines. We plan a $701,000 budget for the first year of Prototype STAR development, Gravity Ring, and Observer Drone Assuming only $10,000 is raised the funds would be spent exclusively on the DSTAR demonstration and development. DSTAR is the Demonstration Station Truss Assembly Robot which is currently in fabrication and we aim to have it ready to start testing in the first quarter of 2021.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,000
Compensation for managers	$0	$250,000
DSTAR Demonstration - Warehouse rental	$5,500	$70,000
DSTAR System components	$4,010	$8,000
PSTAR and Gravity Ring Engineering and Prototype	$0	$250,000
PSTAR and Gravity Ring Fabrication	$0	$311,000
Observer Drone Development	$0	$50,000
Observer Drone Fabrication	$0	$12,000
Total Use of Proceeds	**$10,000**	**$1,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Orbital Assembly Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

    If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.25 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild,

grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	100,000,000	90,047,499	Yes	All shares of common stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share on all matters on which Shareholders have the right to vote.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing SAFE Agreements are subject to conversion into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As a minority owner, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuers's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the

company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Orbital Assembly Corporation conducted within the past three years?**

Date of Offering:	11/2020
Exemption:	Section 4(a)(2)
Securities Offered:	SAFE
Amount Sold:	$239,000
Use of Proceeds:	

Terms: Between June 2020 and November 2020, the Company issued SAFEs (Simple Agreements for Future Equity) to four of its founding officers in an aggregate amount of $239,000. Of these amounts, approximately $159,000 has been received through cash or services as of December 31, 2020, and the remaining $80,000 remains to be funded by the investors. The SAFEs are automatically converted into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing. Use: The raised amounts were primarily used for direct DSTAR fabrication costs with a small portion being used for legal fees related to this offering.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Orbital Assembly Corporation is a new company that is still pre-income. As of December 31, 2019 the majority of our costs were accounted for by stock-based compensation for our highly skilled management and founder team. Our expenses for the year ended on December 31, 2019, amounted to $7,703, which resulted in a $7,703 loss. Between June 2020 and November 2020, the Company issued SAFEs (Simple Agreements for Future Equity) to four of its founding officers in an aggregate amount of $239,000. Of these amounts, approximately $159,000 has been received through cash or services as of December 31, 2020, and the remaining $80,000 remains to be funded by the investors. The SAFEs are automatically converted into the number of preferred shares equal to the purchase amount divided by the lower price per share of preferred stock issued in a qualified equity financing. With this raise, we plan to allocate a higher percentage of the budget for the first year of Prototype STAR development, Gravity Ring, and Observer Drone.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Orbital Assembly Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcription: Orbital Assembly The Future is in Rotation Space ports aren't the only locations working to make space tourism a reality. Once you get up there, where exactly would you stay? Thomas Hoppa found a space hotel that is set to open very soon. Yahoo Finance: Designing the first space hotel. It will have gravity, full working kitchens, bars, and more. And the senior design architect will be eventually like going into space will be like going on a cruise. Daily Show: This is the Daily Show with Trevor Noah Also on tonight's show, there's a hotel in space. If you're searching for a vacation that is totally out of this world. Well, we've got some good news for you. CBS: And if you want a hotel room with a view. How about booking a room in the World's first space hotel. It's a cruise-ship-style hotel that will rotate in space. ABC: Now if you're looking to book a trip that is out of this world there is a southern California company hoping to help you fulfill your dream but you're going to have to leave earth to get there. Well, we're talking about a lot of interesting things. That's why you're watching right? Star Trek boldly went where no one had gone before. And we're going to do the same from the comfort of the new set. And look at some of the latest space tech. At warp speed. In the near future, you may vacation here. A space hotel. This rotating wheel includes 2024 modules in orbit. Rotating simulates gravity. Organizers hope to get the hotel off the ground by 2025, making it fully operational in 2027. So book a space... Tim Alatorre: A space station is going to be the first commercial space station with artificial gravity. So the station works pretty much like a bike tire. We're going to have spokes coming down to a central hub. That's where the spaceships will dock. Zero gravity. And it rotates and so the rotation creates the artificial gravity on the perimeter. This is where people will be living. On the outside. The perimeter... Yahoo Finance: I love the fact that in the marketing you know they highlight this. They say, "We'll have gravity." It's a really cool thing to hear in a pitch for something. They say,"We'll have gravity." It's a feature. Artificial gravity is something that does seem like science fiction but that science is sound and designers will be using in technology from the international space station. NASA built the international space station with just

a few tools. One of them was the canadarm that you have to see in the videos. It's the arm that's ... John Blineow: The one thing that we want to adopt in our space instruction design and... so forth. This is what a space hotel might look like. A US company has released plans for a cruise ship style space station that orbits the earth. The Von Braun Space Station will be built as a rotating wheel with 24 modules. Yahoo Finance: There will be room for researches and for tourists interested in experiencing space. The company hopes it will be fully operational by 2027. Yahoo Finance: Are you guys going to be among the hundred people? Oh sure. Yeah. Trending Now: Here you go. 6:25 and time for the stories that are trending now. There are plans for a hotel that's literally out of this world. Here we go. A California company releasing plans for a cruise ship style hotel in space. Time to jump on the shuttle. Right? Organizers want the hotel to have cozy suits. Sheik bars. Architects say patrons will be able to do all kinds of things that aren't possible on earth because of reduced gravity. We'll leave that to your imagination. Oh my word. All righty. Why are you laughing? I'm sorry. What did you think I was referring to? I'm sorry. What did you say? Okay good. Amenities will include restaurants, movie screenings, low gravity basketball, and rock climbing facilities. The company hopes to get it off the ground in 2015. Wait did they say there was going to be a movie theater? Space X is developing the super heavy on the Starship platform. Now projections are showing that the price per ticket is going to be getting incrementally and potentially exponentially lower as time goes on. Where right now it might be cost prohibitive for most people but in a few short years, it's going to be common place thing that people do. As soon as starship is ready to launch and is going into orbit. We want to be one of the first customers and launching into orbit. We're just getting ready to build now. That's the next step. Take these plans and these designs and make it reality. We're going to have a hotel, restaurant, bar, a gymnasium. The floor is actually a curved... The big picture. We're going to build out a space industry. We want to have multiple stations in space. Space tours and going to the moon. Going Mars. Going to other stations and from just a humanity standpoint having hundreds of people being able to go up to space and look back on earth. And just understand we're all sharing this small little blue marble. I think that's going to have a profound impact on humankind. Space Stations Space Power Systems Propellant Depots On-Orbital Assembly Orbital Construction Tools

The following documents are being submitted as part of this offering:

> **Governance:**
> > **Certificate of Incorporation:**   certificateofincorporation.pdf
> > **Corporate Bylaws:**   corporatebylaws.pdf
> **Opportunity:**
> > **Offering Page JPG:**   offeringpage.jpg
> **Financials:**
> > **Additional Information:**   otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: orbitalassembly.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.